United States securities and exchange commission logo





                            March 21, 2024

       Tracy M. Preston
       Chief Legal Officer and Secretary
       Macy's, Inc.
       151 West 34th Street
       New York, New York 10001

                                                        Re: Macy's, Inc.
                                                            PRE 14A Filed March
14, 2024
                                                            File No. 001-13536

       Dear Tracy M. Preston:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filings.

       PRE 14A filed March 14, 2024

       General

   1. We note that your preliminary proxy statement was filed under EDGAR tag "PRE 14A,"
                                                        as opposed to EDGAR tag
"PREC14A," the latter of which should be used for contested
                                                        solicitations. Please
keep this in mind for future reference, and please ensure that subsequent filings are
filed under the correct EDGAR tag.
       Background of the Solicitation, page 11

   2. We note your reference to Jefferies' materials at a virtual meeting on December 19 reflecting a "proposed
common equity contribution of only 25% of the required capital."
                                                        However, Arkhouse's
preliminary proxy statement (page 4) refers to that same
                                                        presentation showing a
50% equity financing figure. Please advise or revise.
       Summary of other Material Terms of the 2024 Plan, page 70
 Tracy M. Preston
Macy's, Inc.
March 21, 2024
Page 2

3. Refer to the last bullet on page 73 summarizing the 2024 Plan's definition of "change in control." Please revise to include the description from the 2024 Plan referenced in this bullet, summarizing as may be appropriate.
Compensation Discussion and Analysis, page 81

4. We note a number of blanks throughout this section, such as on pages 86, 88, 92-93, 101,
         106-107, and 1127-117. Please fill in the blanks (information subject to change may be bracketed).
Potential Payments upon Termination or Change in Control, page 110

5. Please disclose the impact that a change in control could have on the Company as a result of this proxy contest, including with regards to the Company's material agreements and compensation plans (including the 2024 Plan).
Proposals for the 2025 Annual Meeting of Shareholders, page 133

6. State the deadline for timely notice of a solicitation of proxies in support of director nominees by someone other than the Company. See Rule 14a-5(e)(4). In addition, to the extent the Company's advance notice bylaw provisions do not require the same information as Rule 14a-19, revise to include a statement that any dissident party must also comply with the information requirements of Rule 14a-19(b). See also, CDI 139.03 under "Proxy Rules and Schedule 14A" (August 25, 2022).
Form of Proxy, page 155

7. Please revise to fill in the date of the scheduled annual meeting, consistent with the disclosure throughout your preliminary proxy statement.
8. Please revise to disclose the maximum number of nominees for which authority can be granted. Refer to Rule 14a-19(e)(6).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameTracy M. Preston                              Sincerely,
Comapany NameMacy's, Inc.
                                                                Division of
Corporation Finance
March 21, 2024 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName